[Healthways Letterhead]

April 15, 2009

VIA EDGAR and FACSIMILE

Mr. John T. Archfield, Jr.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3561

RE:	Healthways, Inc.
Form 10-K for the fiscal year ended August 31, 2008
Form 10-Q for the fiscal quarter ended November 30, 2008
Form 10-Q for the transition period ended December 31, 2008

Dear Mr. Archfield:

This is to confirm that we are in receipt of a letter dated April 8, 2009 from Tia Jenkins, Senior Assistant Chief Accountant. As discussed, we will be forwarding a response to the comments in Ms. Jenkins’s letter by May 6, 2009. If you have any questions or comments, please do not hesitate to contact me at (615) 614-4486 or by facsimile at (615) 778-0486.

Sincerely yours,

/s/ Mary A. Chaput

Mary A. Chaput

Executive Vice President and Chief Financial Officer

cc:	Ben R. Leedle, Jr.